

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2009

Via Facsimile and U.S. Mail

Jeffrey S. Tullman, Esq.
Kane Kessler, P. C.
1350 Avenue of the Americas
New York, New York 10019

RE: Federal Signal Corporation
Preliminary Proxy Statement Filed on March 19, 2009
Filed by Warren B. Kanders, Steven R. Gerbsman, and Nicholas Sokolow
File No. 1-06003

Dear Mr. Tullman:

We have conducted a limited review of the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PREC14A Filed March 19, 2009
First Page of Proxy Statement

1.   Please revise the third paragraph on page 2 to disclose, if true, that Steven R. Gerbsman does not beneficially own any shares of Federal Signal. If not, please provide the information required under Item 5(b)(iv)-(vii) and (ix) of Schedule 14A.

Background to the Solicitation, page 5

2.   We note your reference to a proxy contest and settlement in 2008 that resulted in the election of some directors. Please tell us if the proxy contest and settlement involved any participants of the Kanders Group. If so, please expand your discussion to include more details about the proxy content and settlement.

3.   We note your assertion regarding the decrease during the past few years in Federal Signal's share price speaks to Federal Signal's performance. However, the recent market turmoil and general decline in financial activity and stock prices may have impacted the Federal Signal's per share price. Please revise to address where you make these assertions about the decline in the Company's stock price. For example, we note the brief reference on page 12 to "market trends," but note that in several other places throughout the proxy statement, you cite the Company's declining share price without noting such developments in the market generally

4.   Please provide supplementally the research and other reports you cite in this section, preferably with the relevant citations and quotes highlighted. See for example, the reports listed on page 6.

5.   Please note that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Additionally, you must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct, without factual foundation. In that regard, please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement. We cite the following examples of some statements or assertions in the proxy statement that, at a minimum, must be supported on a supplemental basis or require both support and recharacterization as statements of belief or opinion. These are not intended to be exclusive.

- The belief of independent analysts about the adequacy of the price at which the Company sold its subsidiary, E-ONE (page 5);

- "What has now been confirmed by the Company itself is that the business has been run inefficiently" (page 6);

- "The Board has sanctioned undisciplined acquisitions with no integration planning, and the Board has consistently failed to hold management accountable for its leadership failures" (page 6);

- "Not only did Mr. Goodwin not reduce expenses by the $20 million that he targeted in his February 28, 2008 earning call, he increased them by the same amount" (page 6);

- All direct quotes attributed to Mr. Osborne provided on pages 6 and 7;

- The implication that "due to Mr. Wright's extensive travel commitments, he has apparently been unable or unwilling to devote the time necessary to properly fulfill his duties as a member of the Board of Directors" (page 10);

- Each of the assertions you make on page 11 regarding Armor Holdings' financial performance from 1996 to 2003;

- "For the last decade, under the watch of the Board, the Company has endured management turnover, erratic profitability, underperformance of its shares relative to peers, poor governance and a significant erosion of stockholder value" (page 12);

- "[T]he Company's shares have lost a substantial portion of their value, with negative annual stockholder returns averaging approximately 14.0% per annum over the last ten years, or an absolute decline of 77.9% between March 17, 1999 and March 17, 2009" (page 12); and

- "Income before income taxes has been erratic over the past ten years, declining from $84.4 million in 1999 to $26.3 million in 2009" (page 13).

Where the basis of support are other documents, such as analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Please note that the above list is not intended to be exhaustive.

6. Refer to the disclosure on page 5 regarding the "public and private communications" between the Company and Mr. Kanders throughout 2008. Provide more details about the substance of these communications, including the "questions and criticisms" leveled by Mr. Kanders. The revised disclosure should present a fair and complete summary of the background communications between all participants in this solicitation and the Company, including the contacts related to Mr. Kanders' submission of his name for the position of CEO of the Company and to serve as a director.

7. In the same paragraph, you disclose that "Mr. Jannings chose to accede to Mr. Kanders' request and resign from the Board." Please provide us with support that Mr. Jannings resigned because of Mr. Kanders' request to resign. In the alternative, please remove the implication that Mr. Jannings resigned as a result of Mr. Kander's actions.

8. In the last paragraph on page 7 you disclose that Mr. Kanders "on *behalf of all* of the Company's outside stockholders" over the past nine months has raised a number of significant issues and concerns relating to Federal Signal and members of management of the company. (Emphasis Added). Please revise your disclosure to remove the

implication that you were authorized to act on behalf of all of Federal Signal's shareholders.

Reasons to Vote For the Kanders Group Nominees, page 9

9.   While you are highly critical of former and current management of the Company, you provide few specifics about what your nominees would do if elected to the Board. Provide more details about the specifics actions you will take and advocate for if elected to the Board.

10.   See our last comment above. Describe the "best practices of corporate governance" you will seek to implement if elected.

11.   You state on page 10 that your nominees in contrast to the current Federal Signal board "has committed significant personal capital to an investment in the Company" because your nominees as a group owns about 7.5 times as much as the entire Federal Signal board. Your disclosure implies that Kander Group nominees would fulfill their corporate law fiduciary duties with respect to Federal Signal, in contrast to the current Board, because the latter group owns an insufficient amount of stock. In that regard, we note that one of the Kander Group nominees, Mr. Gerbsman, does not appear to beneficially own any shares of Federal Signal. Where you assert that owning more stock in the Company makes nominees better qualified to serve as directors, note that one of your nominees owns no stock.

12.   We note the underlined disclosure on page 12 where you state that Federal Signal has endured "underperformance of its shares relative to its peers." Revise the proxy statement to identify the relevant peer companies and the relevant periods cited.

Solicitation; Expenses, page 19

13.   It appears that you intend to solicit proxies via mail, advertisement, telephone, facsimile, and personal solicitation. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Other Matters, page 18

14.   We note that the disclosure refers security holders to information that the filing persons are required to provide and will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information in the Company's proxy statement rather than providing the required disclosure in your own materials. If so, please note that we believe you may not rely on Rule 14a-5(c) before the company distributes the information to security holders. If you disseminate your proxy statement before the distribution of the company's proxy

statement, it must include all information required by Schedule 14A. Please confirm your understanding.

Form of Proxy Card

15.   Revise to include disclosure in boldface type that the proxy is not on behalf of the board of directors of Federal Signal. Refer to Rule 14a-4(a).

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing person is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions